Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Quarter Ended
		September 26,	September 28,
		2008	2007
		(In millions, except ratios)
Earnings:
Net income		$118.7	$100.2
Plus:	Income taxes	61.4	52.8
	Fixed charges	17.1	17.9
	Amortization of capitalized interest	—	—
Less:	Interest capitalized during the period	0.1	—
	Undistributed earnings in equity investments	—	—

		$197.1	$170.9

Fixed Charges:
Interest expense		$13.1	$15.1
Plus:	Interest capitalized during the period	0.1	—
	Interest portion of rental expense	3.9	2.8

		$17.1	$17.9

Ratio of Earnings to Fixed Charges		11.53	9.55